For Immediate Release


            CENDANT ADDRESSES QUESTIONS POSED BY AMERICAN BANKERS

  -- Letter from Silverman Cites "Unfortunate" Position American Bankers Put
                                   Itself In --

  -- American Bankers Did Not Ask Similar Questions of AIG - Perhaps For Fear
                            of What Answers Would Be --

 -- Clear Conclusion That Cendant is Financially Strong, Well Qualified To Own
                                American Bankers --

Stamford, CT and Parsippany, NJ, February 26, 1998 -- Cendant Corporation (NYSE:CD) said today that Henry R. Silverman, President and Chief Executive Officers of Cendant sent the following letter to R. Kirk Landon, Chairman and Gerald N. Gaston, President and Chief Executive Officer of American Bankers Insurance Group:

February 26, 1998

Mr. R. Kirk Landon                       Mr. Gerald N. Gaston
Chairman                                 President and Chief Executive Officer
American Bankers Insurance Group, Inc.   American Bankers Insurance Group, Inc.
11222 Quail Roost Drive                  11222 Quail Roost Drive
Miami, Florida 33157                      Miami, Florida 33157

Dear Messrs. Landon and Gaston:

I have received a copy of your letter dated February 24th to Commissioner William Nelson in which you raise questions about Cendant Corporation, which we would have been happy to discuss directly with you had they been posed to us.

It is unfortunate that you put yourself and your company into a position of feeling the need to ask such questions of Commissioner Nelson instead of us. You did so, of course, by virtue of your ill-advised decision to enter into a merger agreement with AIG that you have stated prohibits you from holding any discussions with us or any other party until April 21, 1998 -- a full 120 days from the date of your Agreement with AIG. We believe this provision is illegal.

As you well know, we have attempted on several occasions and in several ways to address your purported "concerns." Indeed, had you read the various communications that have been sent you, surely you would know that your "concerns" have been addressed.

But just to be completely clear, let me remind you that:

o Cendant is a financially strong builder of companies, with a market capitalization exceeding $34 billion. We enjoy an investment grade rating of A from three separate rating agencies. (As you know, American Bankers has competed successfully for decades with a rating lower than Cendant's.) As you may know, this week we raised approximately $1.5 billion through the issuance of equity-linked securities.

o Cendant's business plan for American Bankers is for accelerated growth as a member of the premier direct marketing company in the world. This is our comparative advantage. Considerable benefits would result from combining the direct marketing strengths of Cendant and American Bankers by providing Cendant's formidable distribution channels to ABI for the sale of products, as well as utilizing ABI's existing distribution channel for Cendant's broad array of products and services.

o Cendant stands able and ready to provide ABI or its subsidiaries with appropriate capital for growth.

o We will keep ABI's headquarters in Miami and maintain its employees and facilities, including the public school at ABI's headquarters campus.

o  We will grow ABI's business and create jobs.

o As recently as February 10, 1998, Goldman Sachs, AIG's own financial advisor, lauded Cendant for creating "one of the best business models we have come across." Goldman Sachs' analyst also stated, "Cendant is a cash flow machine...." (In reports dated January 22, 1998 and February 5, 1998)

o We are one of the very few companies (others include Disney, Intel, and Microsoft) which have a market value greater than $20 billion and annual growth in earnings of more than 20 percent.

o We have been approved by the insurance departments of New York and Colorado to own insurance companies domiciled there and have been licensed to operate various other businesses.

Indeed, no less a source than your own investment bank, Salomon Smith Barney, has publicly stated:

o  "We continue to believe that the combined CUC/HFS (Cendant) will represent a unique combination of an enormously powerful financial model married to a set of growing, potentially highly synergistic businesses" (8/14/97 report)
   and "We remain bullish on this [CUC/HFS] merger....[T]he Company's financial position remains extraordinary, with strong cash generation. We continue to view CUC as an exciting growth company, with ongoing upside earnings potential" (12/3/97 report).

You could have asked Salomon Smith Barney for the answers to your questions. In addition, for your convenience and easy reference, we are enclosing a detailed letter that was sent to the insurance commissioners of each of the states in which American Bankers operates. A copy of that letter was sent to you yesterday as well.

I must say I find the series of questions you raised troubling in their tone and extent, particularly as they appear to be based on obviously erroneous assumptions. Moreover, I am stunned that you would ask these questions of Cendant when, apparently, you haven't asked these same questions of AIG. Why? Perhaps it's because you would not have been pleased with the answers you would have received. Perhaps you should ask AIG, as you asked us:

o Will AIG commit to continued employment at current levels for American Bankers' employees for a specified period following the acquisition? (Question D-1 in your letter to us).

   In fact, as you know, American Bankers negotiated no commitment whatsoever from AIG with respect to maintaining American Bankers' employment levels in contrast to the normal practice in friendly merger transactions. We note that you did find time to focus on severance agreements for senior executives. Further, the AIG/American Bankers proxy is replete with references to cost-savings and synergies that would be achieved following the merger. Perhaps you should ask how those expense reductions will be achieved.

   Cendant, on the other hand, has told you it is is prepared to commit to maintaining current American Bankers employment levels.

o Will American Bankers' headquarters and other facilities be kept in the same locations in Florida for a specified period following the acquisition by AIG (Your question D-3 to us).

   As you know, AIG's merger agreement contains no such commitment. Just a vague statement of intent, subject to change.

   Cendant, on the other hand, has committed to maintaining American Bankers' headquarters in Florida.

o Have any material consumer complaints been filed against AIG with any regulatory agencies, including insurance departments? (Your question E-4 to us).


Space does not permit me to list the long and unfortunate record AIG has established in this area. I would, however, direct you at a minimum to a feature story in The Wall Street Journal dated October 15, 1996 which cites a number of such instances, including such biting customer comments as:

      "We're not buying from AIG, and I would seriously hope I didn't ever have to."

               -- Risk Manager for State Industries, former customer which successfully fought to keep AIG from avoiding responsibility of a major award

      "We just couldn't get along, and I was so happy when we no longer endorsed them."

               -- General Counsel for the National School Boards Association

      "There are days I'd just as soon shoot at them with a high-caliber weapon as shake their hands."

               -- Risk Manager for IMC Global


I urge you and your colleagues to carefully review the material that is attached, as well as the information we have previously provided you. I am confident that if you do so objectively, you will reach the clear conclusion that Cendant is a financially strong company, well qualified to own American Bankers, and that we would be a far better partner for you going forward. You may rest assured that we and our financial advisors would be pleased to answer any and all questions you may have in direct meetings with you, or your advisors, and in the upcoming hearings or other proceedings at the various state insurance departments.

                                          Sincerely,

                                          /s/ Henry R. Silverman
                                          Henry R. Silverman
                                          President and
                                          Chief Executive Officer



cc:  All Directors of American Bankers

Commissioner William Nelson
Department of Insurance
State of Florida

Director John A. Greene
Department of Insurance
State of Arizona

Commissioner John Oxendine
Department of Insurance
State of Georgia

Superintendant Neil D. Levin
Department of Insurance
State of New York

Director Lee P. Jedziniak
Department of Insurance
State of New York

Commissioner Elton Bomer
Department of Insurance
State of Texas


Cendant (NYSE: CD) is the world's premier provider of consumer and business services. With a market capitalization of approximately $30 billion, it ranks among the 100 largest U.S. corporations. Cendant operates in three principal segments: Membership, Travel and Real Estate Services. In Membership Services, Cendant provides access to travel, shopping, auto, dining, and other services through more than 66.5 million memberships
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worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsipanny, NJ, the company has more than 35,000 employees, operates in over 100 countries and makes approximately 100 million customer contacts annually.


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